June 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Kathleen Collins

David Edgar

Re:	Coupa Software Inc Form 10-K for the Year Ended January 31, 2020 Filed March 20, 2020 Form 10-Q for the Quarter Ended April 30, 2020 Filed June 8, 2020 File No. 001-37901

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 16, 2020 to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended January 31, 2020

Selected Financial Data, page 43

1.

We note you include free cash flows in this table without including the comparable GAAP measure of operating cash flows. Please revise to disclose your GAAP measures with equal or greater prominence to the non-GAAP discussion. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

The Company acknowledges the Staff’s comment and, to the extent the Company discloses this measure in future filings, it will also disclose cash flows from operating activities with equal or greater prominence.

United States Securities and Exchange Commission

June 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Metrics, page 48

2.

You state that in order to grow your revenue, you must add new customers as well as renew existing subscriptions and increase the users and modules with such customers. Please tell us what measures management uses to monitor the renewals and expansion of your existing customers and tell us your consideration to include a discussion of such measures in future filings. In this regard, we note from your response letter dated March 25, 2016 (comment 4) that you use a retention-related metric to track the rate at which you retain and grow your customer base; however, you do not disclose that information as the metric was not calculated based on GAAP revenues. We also note your reference to dollar-based expansion rate in your earnings calls. Tell us how that metric is calculated and explain further why you believe including a discussion of this metric along with a description of how it is calculated is not appropriate in your filings. Refer Section III.B.1 of SEC Release No. 33-8350 and SEC Release No. 33-10751.

The Company advises the Staff that the dollar-based measures of expansion and retention referenced by management in past earnings calls are referred to internally as “dollar-based net expansion rate” and “dollar-based gross retention rate,” respectively.

The Company calculates dollar-based net expansion rate by summing the recurring subscription software and support order contribution in a given fiscal quarter, including install-base customer subscription software and support upsells, for the cohort of customers that had recurring subscription software and support order contribution in the same fiscal quarter of the prior year, divided by the sum of the recurring subscription software and support order contribution for the same customers in the same fiscal quarter in the prior year.

The Company calculates dollar-based gross retention rate by summing the recurring subscription software and support order contribution in a given fiscal quarter, excluding any install-base customer subscription software and support upsell order contribution, for the cohort of customers that had recurring subscription software and support order contribution in the same fiscal quarter of the prior year, divided by the sum of the recurring subscription software and support order contribution for the same customers in the same fiscal quarter in the prior year.

In response to the Staff’s comment, the Company has considered again whether a discussion of either metric along with a description of how it is calculated would be appropriate in its filings.

United States Securities and Exchange Commission

June 30, 2020

The Company continues to believe that neither measure should be disclosed in the MD&A section or elsewhere in the Company’s filings.  As the Company has discussed in its SEC filings and on earnings calls, the Company views the acquisition of new customers as the main driver of its revenue growth.  The Company refers the Staff to its discussions of new customer acquisition in the Risk Factors and MD&A sections of its most recent Forms 10-K and 10-Q: “[W]e are typically able to capture a majority of the expected annual recurring revenue opportunity at the inception of our customer relationships, rather than targeting specific power users at the outset of the customer relationship with the intention of expanding and getting more annual recurring revenue at later stages of the customer relationship.”  While the Company views the retention of existing customers as important to support future growth, it does not focus on increasing these revenue streams (i.e., through the sale of new modules and additional user licenses to its existing customers) as a key strategic goal.  Accordingly, the Company does not view any particular measure of the retention or expansion of its installed base as a key indicator of its operating performance from quarter to quarter.

The Company further advises the Staff that management does not use either of the dollar-based measures discussed above in managing the business, such as deciding where to make investments, evaluating operating expense levels and in other day-to-day business decisions.  The Company advises the Staff that management calculates these measures primarily for the purpose of responding to questions from analysts during earnings calls.  The Company further notes that, when it has disclosed information regarding either measure during an earnings call, management has tended to discuss only trends, or in some cases a range, rather than provide an exact figure for either measure.

3.

You discuss calculated billings and billings growth in your earnings calls. Please tell us whether billings and billings growth are metrics used in managing your business and if so, include a quantified discussion of these metrics for each period presented in future filings.

The Company advises the Staff that it does not currently use calculated billings or billings growth, as calculated on a quarterly basis, in managing its business.  The Company believes that analysts regard calculated billings as an important financial metric for companies with a subscription-based business, and for this reason the Company often discusses quarterly calculated billings and growth during its earnings calls.  The Company further advises the Staff that it does not view calculated billings, as calculated on a quarterly basis, as a useful measure because it can vary significantly from quarter to quarter due to reasons unrelated to the underlying performance of the business, such as the impact of seasonality in the business, the timing of renewals, the timing of annual contracted billings and other factors.

United States Securities and Exchange Commission

June 30, 2020

The Company further advises the Staff that it believes calculated billings, as calculated on a trailing 12-month basis, is a more reliable measure of the Company’s subscription revenue growth over time and a better indicator of trends in revenue growth.  Accordingly, the Company will present calculated billings, as calculated on a trailing 12-month basis, as a key metric and will include a discussion of the metric in future filings.

Results of Operations, page 51

4.

You state that the increase in subscription revenue was due primarily to the acquisition of new customers, the sale of existing modules to existing customers and to a lesser extent, new revenues generated by acquisitions during the year. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. In addition, you should remove vague terms such as “primarily” in favor of specific quantification. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that, although it cites three factors for the change in its revenues, a substantial majority of the change was attributable to a single factor, namely an increase in the number of customer contracts compared to the prior year.  The Company further advises the Staff that other factors, such as revenues from newly acquired businesses, contributed to a significantly lesser extent. Accordingly, to the extent that a substantial majority of revenue increases in future periods continues to be attributable to increases in the number of customer contracts between the periods being compared, the Company will in future filings limit the relevant disclosure to read as follows:

“This increase in absolute dollars was substantially due to an increased number of customer contracts as compared to the prior year.”

The Company further advises the Staff that, to the extent any other factor needs to be identified and its contribution quantified for investors to understand a change in revenue in future periods, the Company will include a quantified discussion of the contribution of the relevant factors.

United States Securities and Exchange Commission

June 30, 2020

Form 10-Q for the Quarter Ended April 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 38

5.

We note that your measure of adjusted free cash flow appears to exclude items that require cash settlement. In addition, the title and your reconciliation to net cash provided by operating activities suggests that this measure could be used as a liquidity measure. Please tell us what consideration you gave to the prohibition in Item 10(e)(ii)(A) of Regulation S-K regarding excluding charges that required, or will require, cash settlement from non-GAAP liquidity measures. In addition, explain how management uses this measure and why you believe it provides useful information to investors regarding your liquidity. Refer to Item 10(e)(ii)(C) of Regulation S-K.

The Company advises the Staff that it does not view adjusted free cash flow as a liquidity measure, but rather as an indicator of operating performance, and that the Company’s intention is to present it as such.  The Company has consistently noted, in its discussion of adjusted free cash flow in the non-GAAP financial measures section of its filings (and with respects to reports prior to the most recent 10-Q, in its discussion of the traditional metric of free cash flow), that free cash flow is an indicator of the strength and performance of the Company’s business operations.  The Company believes that investors also use this metric as an indicator of the performance of the business. The Company notes that this metric does not represent the total increase or decrease of the cash balance, nor the residual cash intended to be used for discretionary spend.

The Company further advises the Staff that, as discussed in its most recent 10-Q under the heading “Liquidity and Capital Resources,” it has the right to settle its Senior Convertible Notes due 2023 (the “Notes”) in cash, shares of the Company’s common stock, or a combination of both, at its election.  With respect to settlements made in the quarter ended April 30, 2020 in response to early conversion notices, the Company chose to settle those conversions using a combination of cash and shares of common stock. A portion of the repayment of these settlements in cash represents the amount of the Notes attributable to the debt discount.  Accordingly, this amount was presented as an operating cash outflow, and thus a free cash outflow, based on the definition of the traditional free cash flow metric.  However, the Company believes that these repayments are more in line with financing-type activities, consistent with the classification in the cash flow statement of the cash received upon issuance of the Notes.  Moreover, because it is difficult for the Company to predict the number of early Note conversion notices it will receive in a particular quarter, and the amount of Note conversions may vary substantially from quarter to quarter, the Company believes that excluding the impact of this

United States Securities and Exchange Commission

June 30, 2020

cash element enhances the usefulness of this metric as an indicator of performance of its business and its comparability with similar metrics used by other companies.

For these reasons, the Company believes that adjusted free cash flow as defined in the most recent 10-Q is a useful performance indicator; that the Company's definition is consistent with investor expectations; and that it is appropriate to exclude from the adjusted free cash flow the portion of the payments attributable to the debt discount due to the nature of the core business operations of the Company.

If you have any questions, please contact the undersigned at (650) 485-8632.

Sincerely,

/s/ Todd Ford

Todd Ford
Chief Financial Officer (Principal Financial Officer)